October 2, 2008

Via Fax No. (202) 772-9368
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE - Mail Stop 7010
Washington, D.C. 20549-70 10
Attn: Mr. Karl Hiller, Branch Chief

RE:	NTR Acquisition Co. File No. 001-33279

Dear Mr. Hiller:

Per our phone conversation this morning, this letter is to follow up on the issue pertaining to NTR Acquisition Co. (the “Company”) disclosure on the effectiveness of the Company’s disclosure controls and procedures in Form 10-K for the year ended December 31, 2007.

As stated in our letter dated October 1, 2008, the Company’s management, with the assistance of an outside public accounting firm, concluded that the disclosure controls and procedures as of the end of the fiscal year 2007 were effective and sufficient. This conclusion was true at the time the original 10-K was filed on March 12, 2008 and continues to be true today. In reaching this conclusion, the Company’s management and accountants, with the participation of its chief executive officer and principal financial officer, conducted an evaluation and assessment of its internal controls over financial reporting (“ICOFR”) as of December 31, 2007 based on the guidelines contained in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

As part of management’s evaluation of the Company’s ICOFR, management rely on the advice of the Company’s outside legal counsel and outside accounting firm to determine the appropriate and necessary disclosure on financial reporting. It was their advice to management and the Audit Committee of the Board of Directors that since NTR Acquisition Co. is a “shell company” -- a special purpose acquisition company with no commercial operations as of year end 2007-- and the Company had been in existence for less than 12 months as of December 31, 2007, disclosure regarding the results of management’s evaluation and assessment of the Company’s ICOFR was not necessary. This opinion was confirmed by the Company’s independent accountants in the context of their review of our financial statements.

100 Mill Plain Road, Suite 320  |  Danbury, CT 06811  |  Tel: (203) 546-3437  |  Fax: (203) 546-3523

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Hiller, Branch Chief
October 2, 2008

Upon receipt of your letter dated July 21, 2008, we proceeded to prepare and file a Form 1 0-K/A on August 20, 2008 to include the disclosures concerning management’s evaluation, assessment and conclusions with regard to its internal controls over financial reporting under Item 9A(T), which had not been previously made for the reasons mentioned above.

Please do not hesitate to contact me at (212) 297-6251 if you have additional questions. I appreciate the time you took to speak with me this morning and hope that this explanation addresses the issues we discussed over the phone today.

Most respectfully,

/s/ Mario E. Rodriguez
Mario E. Rodriguez
Chief Executive Officer

cc:	William E. Hantke, Principal Financial Officer